Exhibit 99.17
Unofficial consolidation for financial years beginning on or after January 1, 2011

This is an unofficial consolidation of Form 52-109F1 Certification of Annual Filings Full Certificate reflecting amendments made effective January 1, 2011 in connection with Canada’s changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F1
Certification of Annual Filings
Full Certificate
I, Ugo Landry-Tolszczuk, CFO of Aya Gold & Silver Inc., certify the following:
1.Review: I have reviewed the annual financial statements and annual MD&A (together, the “annual filings”) of Aya Gold & Silver Inc. (the “issuer”) for the financial year ended December 31, 2024
2.No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.
3.Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.
4.Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5.Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end
(a)designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and
(ii)information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

Unofficial consolidation for financial years beginning on or after January 1, 2011
5.1Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is based on Internal Control – Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).
5.2ICFR – material weakness relating to design: The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end
(a)a description of the material weakness;
(b)the impact of the material weakness on the issuer’s financial reporting and its ICFR; and
(c)the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.
5.3Limitation on scope of design: N/A
6.Evaluation: The issuer’s other certifying officer(s) and I have
(a)evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and
(b)evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A
(i)our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and
(ii)for each material weakness relating to operation existing at the financial year end
(A)a description of the material weakness;
(B)the impact of the material weakness on the issuer’s financial reporting and its ICFR; and
(C)the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.
7.Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1, 2024 and ended on December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
8.Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Unofficial consolidation for financial years beginning on or after January 1, 2011

March 28, 2025

//s//Ugo Landry-Tolszczuk
[Signature]
Ugo Landry-Tolszczuk, CFO
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